Exhibit 3.1
AMENDMENT NO. 6 TO AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
REGENCY ENERGY PARTNERS LP
     This Amendment No. 6 to the Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP (this “Amendment”), dated as of February 27, 2009, is entered into and effectuated by Regency GP LP, a Delaware limited partnership, as the General Partner, pursuant to authority granted to it in Section 13.1(d)(i) of the Amended and Restated Agreement of Limited Partnership of Regency Energy Partners LP, dated as of February 3, 2006, as amended by Amendment No. 1 thereto, dated as of August 15, 2006, Amendment No. 2 thereto, dated as of September 21, 2006, Amendment No. 3 thereto, dated as of January 7, 2008, Amendment No. 4 thereto, dated as of January 15, 2008 and Amendment No. 5 thereto, effective as of January 1, 2008 (collectively, the “Partnership Agreement”). Capitalized terms used but not defined herein are used as defined in the Partnership Agreement
RECITALS:
     WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.
     WHEREAS, the board of directors of the General Partner has appointed a committee of directors (the “Committee”), satisfying the standards set forth in the definition of “Conflicts Committee” in the Partnership Agreement, for the purpose of considering an amendment to the Partnership Agreement in order to (i) provide for a modification to the treatment of distributions on equity issued and interest (and related fees) on debt incurred to finance the construction of Capital Improvements and (ii) add provisions relating to fees or costs for the initial purchase of a Commodity Hedge Contract (as defined herein) or interest rate swap agreement or fees, benefits or cash received by the Partnership Group in connection with the early termination or settlement of a Commodity Hedge Contract or interest rate swap agreement.
     WHEREAS, the Committee has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, has approved the Amendment and has recommend that the full board of directors of the General Partner approve the Amendment.
     WHEREAS, approval by the Committee constitutes “Special Approval” (as contemplated by Section 7.9(a) of the Partnership Agreement) of this Amendment.
     WHEREAS, the board of directors of the General Partner has determined it to be in the best interest of the Partnership to approve this Amendment.
     NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

     Section 1. Amendment.
     (a) Section 1.1 is hereby amended to add or amend and restate, as applicable, the following definitions:
(i) “Approved Expansion Project” means each Capital Improvement, if any, in respect of which the Conflicts Committee determines (prior to or after the date that a Group Member enters into a binding obligation to commence construction thereof) the second and third sentences of the definition of “Expansion Capital Expenditures” and clause (a)(v) of the definition of “Operating Surplus” shall apply (i.e. a Capital Improvement where construction period interest on debt and distributions on equity shall be treated in such a manner as to not constitute Operating Expenditures and to not otherwise reduce Operating Surplus).
(ii) “Commences Commercial Service” means the date a Capital Improvement is first put into commercial service following, if applicable, completion of construction and testing.
(iii) “Commodity Hedge Contract” means any commodity exchange, swap, forward, cap, floor, collar or other similar agreement or arrangement that is entered into for the purpose of hedging the Partnership Group’s exposure to fluctuations in the price of hydrocarbons or other commodities in their operations and not for speculative purposes.
(iv) “Expansion Capital Expenditures” means cash expenditures for Acquisitions or Capital Improvements. Expansion Capital Expenditures shall include interest (and related fees) on debt incurred and distributions on equity issued (including incremental Incentive Distributions in respect of newly issued equity), in each case, to finance the construction of an Approved Expansion Project and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence construction of such Approved Expansion Project and ending on the earlier to occur of (a) the date that such Approved Expansion Project Commences Commercial Service and (b) the date that such Approved Expansion Project is abandoned or disposed of. Debt incurred or equity issued to fund interest payments or distributions described in the immediately preceding sentence shall also be deemed to be debt incurred or equity issued, as the case may be, to finance the construction of an Approved Expansion Project and the incremental Incentive Distributions paid relating to newly issued equity (i.e. the amount of Incentive Distributions payable under Section 6.4 based solely upon the amount of distributions in respect of the newly issued equity) shall be deemed to be distributions paid on equity issued to finance the construction of an Approved Expansion Project.
(v) “Interim Capital Transactions” means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member and sales of debt securities of any Group Member; (b) sales of equity interests of any Group Member (including the Common Units sold to the Underwriters in the Initial Offering as well as pursuant to the exercise of the Over-Allotment Option); (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements; and (d) the termination of Commodity Hedge Contracts and interest rate swap agreements prior to their respective specified termination dates.
(vi) “Operating Expenditures” means all Partnership Group cash expenditures, including, without limitation, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:
(a) repayment of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of Operating Surplus shall not constitute Operating Expenditures when actually repaid;
(b) payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;
(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner, with the concurrence of the Conflicts Committee, shall determine the allocation between the amounts paid for each and, with respect to the part of such capital expenditures made for other purposes, the period over which the capital expenditures made for other purposes will be deducted as an Operating Expenditure in calculating Operating Surplus; and
(d) payments made in connection with the termination of any Commodity Hedge Contract or interest rate swap agreement prior to the expiration of its stipulated settlement or termination date shall be included in Operating Expenditures in equal quarterly installments over the remaining scheduled life of such Commodity Hedge Contract or interest rate swap agreement and amounts paid in connection with the initial purchase of a Commodity Hedge Contract or interest rate swap agreement shall be amortized over the scheduled life of the applicable Commodity Hedge Contract or interest rate swap agreement.

(vii) “Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,
(a) the sum of (i) $20.0 million, (ii) all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (iii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending on the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5 and provided that cash receipts from the termination of a Commodity Hedge Contract or interest rate swap agreement prior to its specified termination date shall be included in Operating Surplus in equal quarterly installments over the remaining scheduled life of such Commodity Hedge Contract or interest rate swap agreement), (iv) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings and (v) the amount of distributions paid on equity (including incremental Incentive Distributions) issued to finance all or a portion of the construction of an Approved Expansion Project and paid in respect of the period beginning on the date that the Group Member enters into a binding obligation to commence construction of such Approved Expansion Project and ending on the earlier to occur of (A) the date that such Approved Expansion Project Commences Commercial Service and (B) the date that it is abandoned or disposed of (equity issued to fund the construction period interest payments on debt incurred (including periodic net payments under related interest rate swap agreements) or construction period distributions on equity issued to finance the construction of an Approved Expansion Project shall also be deemed to be equity issued to finance the construction of an Approved Expansion Project for purposes of this clause (v)), less
(b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period (other than Operating Expenditures funded with cash reserves established pursuant to clause (ii) of this paragraph (b)), (ii) the amount of cash reserves established by the General Partner to provide funds for future Operating Expenditures and (iii) all Working Capital Borrowings not repaid within twelve months after having been incurred; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines. Notwithstanding the foregoing, “Operating Surplus” with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

     Section 2. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.
     Section 3. General Authority. The General Partner is hereby authorized to make such clarifying and conforming changes as they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.
     Section 4. Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

     IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first set forth above.

GENERAL PARTNER: REGENCY GP LP
By:	Regency GP LLC, its General Partner
By:
Authorized Officer:
Title: